COMMONWEALTH NEW ERA RACING, LLC

6455 Oak View Drive
Harrisburg, PA 17112
(717) 652-5849

May 12, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Office of Small Business Review

Re: **Commonwealth New Era Racing, LLC Form 1-A Regulation A Offering Statement Delaying Amendment**

Ladies and Gentlemen:

Commonwealth New Era Racing, LLC hereby amends its Form 1-A Regulation A Offering Statement, dated May 1, 2014, to include the following delaying notation pursuant to Regulation A § 230.252 (g)(2):

> This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Very truly yours,

COMMONWEALTH NEW ERA RACING, LLC

Joseph Santanna